Exhibit 107

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of the related offering is $763,777,500 (which is the product of the amount of notes to be registered ($750,000,000) and the issue price (101.837%)).